UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TERADATA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33458	75-3236470
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation)	File Number)	Identification No.)

17095 Via Del Campo

San Diego, California 92127

(Address of principal executive offices) (Zip Code)

Claire Bramley (866) 548-8348

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Teradata Corporation Conflict Minerals Report for the year ended December 31, 2022 is provided as Exhibit 1.01 to this Form SD and is publicly available at https://www.teradata.com/About-Us by selecting “Teradata Conflict Minerals Report for 2022” from the “Environmental Social Governance” menu.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report of Teradata Corporation, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TERADATA CORPORATION

By:/s/ Claire Bramley	Date: May 31, 2023
Claire Bramley
Chief Financial Officer

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